Exhibit 21.1

WAVE LIFE SCIENCES LTD.

List of Subsidiaries

Name of Subsidiary	Ownership Percentage	State/Jurisdiction of Incorporation
Wave Life Sciences USA, Inc.	100%	Delaware
Wave Life Sciences Japan, Inc.	100%	Japan
Wave Life Sciences Ireland Limited	100%	Ireland
Wave Life Sciences UK Limited	100%	United Kingdom